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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*


                            Hawker Pacific Aerospace
                  ---------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share,
                     8% Series C Convertible Preferred Stock
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   420123 10 1
                  ---------------------------------------------
                                 (CUSIP Number)

                                Knut Wiszniewski
                               Director of Finance
                                Lufthansa Technik
                               Weg beim Jager 193
                            D-22334 Hamburg, Germany
                               011-49-405-070-4014
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 20, 2000
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 420123 10 1

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

              Lufthansa Technik AG EIN 11-342-2119

       2.     Check the Appropriate Box if a Member of a Group (See
              Instructions)

              (a)      [   ]
              (b)      [   ]

       3.     SEC Use Only

       4.     Source of Funds (See Instructions) WC

       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

       6.     Citizenship or Place of Organization

              Federal Republic of Germany


Number of     7.     Sole Voting Power:        2,667,623 shares of Common Stock
Shares
Beneficially  8.     Shared Voting Power:
Owned by
Each          9.     Sole Dispositive Power:   2,341,495 shares of Common Stock
Reporting
Person With   10.    Shared Dispositive Power:

       11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
              2,341,495

       12.    Check if the Aggregate Amount in Row (11)
              Excludes Certain Shares (See Instructions)           [   ]

       13.    Percent of Class Represented by Amount in Row (11):    45.6%

       14.    Type of Reporting Person (See Instructions)

                           CO

CUSIP No. 420123 10 1

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

              Lufthansa Technik AG EIN 11-324-2119

       2.     Check the Appropriate Box if a Member of a Group (See
              Instructions)

              (a)      [   ]
              (b)      [   ]

       3.     SEC Use Only

       4.     Source of Funds (See Instructions) WC

       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

       6.     Citizenship or Place of Organization

              Federal Republic of Germany


Number of     7.     Sole Voting Power:        300  8% Series C Convertible
Shares                                              Preferred Shares
Beneficially  8.     Shared Voting Power:
Owned by
Each          9.     Sole Dispositive Power:   300  8% Series C Convertible
Reporting                                           Preferred Shares
Person With   10.    Shared Dispositive Power:

       11.    Aggregate Amount Beneficially Owned by Each Reporting Person   300

       12.    Check if the Aggregate Amount in Row (11)

              Excludes Certain Shares (See Instructions)           [   ]

       13.    Percent of Class Represented by Amount in Row (11)    100%

       14.    Type of Reporting Person (See Instructions)

                           CO

ITEM 1.  SECURITY AND ISSUER

         This Report on Schedule 13D relates to shares of Common Stock, and 8% Series C Convertible Preferred Shares, of Hawker Pacific Aerospace (the "Company"). The principal executive offices of the Company are located at 11240 Sherman Way, Sun Valley, California 91352.

ITEM 2.  IDENTITY AND BACKGROUND

         This Report is filed by Lufthansa Technik AG ("Lufthansa Technik") a corporation organized under the laws of the Federal Republic of Germany having its principal executive offices at Weg beim Jager 193, D-22335 Hamburg, Germany. Lufthansa Technik is a provider of aircraft-related technical services.

         The name, business address, citizenship and present principal occupation or employment of each member of the Executive Board and Supervisory Board of Lufthansa Technik are set forth on Schedule I hereto and are incorporated herein by reference. Unless otherwise specified each member of the Executive Board and Supervisory Board is a citizen of the Federal Republic of Germany.

         During the last five years, to the best of Lufthansa Technik's knowledge, no person on Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         The source of funds used in purchasing the Shares was the working capital of Lufthansa Technik. The amount of the purchase price was $13,448,234.00.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the transaction is to acquire controlling interest of the Company. On September 20, 2000, Lufthansa Technik entered into a Stock Purchase Agreement with Melanie L. Bastain, John G. Makoff, John G. Makoff custodian for Dillon John Makoff, Sidney G. Makoff, Daniel J. Lubeck, and Scott
W. Hartman. Pursuant to this Stock Purchase Agreement, Lufthansa Technik purchased 2,336,495 shares of Common Stock of the Company for $4.12 per share for a total purchase price of $9,626,359.40. Pursuant to this Stock Purchase Agreement, Lufthansa Technik has the right to nominate three members of the Board of Directors of the Company

         Also on September 20, 2000, Lufthansa Technik purchased 5,000 shares of Common Stock of the Company in open-market transactions. The purchase price for these shares was $6.375 for a total cost of $31,875.00.

         In connection with entering into the Stock Purchase Agreement, also on September 20, 2000, Lufthansa Technik entered into a Shareholders Rights and Voting Agreement with the Company and David Lokken, Brian Carr, Michael Riley, and Dennis Biety. Pursuant to this Shareholders Rights and Voting Agreement, Lufthansa Technik now has control over the voting rights of 196,342 shares of Common Stock in the Company and 129,786 options. Pursuant to this Shareholders Rights and Voting Agreement, Lufthansa Technik has the right to increase the number of Directors from seven (7) to nine

(9). The Shareholders Rights and Voting Agreement also gives Lufthansa Technik a right of first refusal over the signing shareholders' shares, and requires the signing shareholders to vote their shares in favor of the warrants issued to Luftansa Technik in connection with the Loan discussed below.

         Simultaneous with closing on the Stock Purchase Agreement, also on September 20, 2000 Lufthansa Technik entered into a Loan Agreement with the Company. Pursuant to this Loan Agreement Lufthansa Technik is lending $9,300,000 to the Company for a term of three (3) years. Also pursuant to this Loan Agreement, Lufthansa Technik acquired warrants for two million five hundred thousand (2,500,000) shares of Common Stock of the Company for four U.S. dollars and twenty five cents ($4.25) per share. These warrants are subject to the approval of the shareholders of the Company and are exercisable from the date of such shareholder approval until September 19, 2001. Also on September 20, 2000, Lufthansa Technik and the Company entered into a Voting and Indemnity Agreement in which Lufthansa Technik agreed to vote its shares in favor of the warrants and the Company agreed to indemnify Lufthansa Technik for any losses associated with it so voting.

         Also on September 20, 2000, Lufthansa Technik entered into a Stock Purchase Agreement with Deephaven Private Placement Trading Ltd. for the purchase of 300 shares of 8% Series C Convertible Preferred Stock for $3,790,000.00. These shares of Convertible Preferred Stock are convertible into Common Stock of the Company on a variable conversion formula. As of September 29, 2000, conversion would yield 733,035 shares of Common Stock of the Company.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b)

         Upon the occurrence of the closings of the open-market transactions, the Stock Purchase Agreement and the Shareholders Rights and Voting Agreement, Lufthansa Technik became the record owner of 2,341,495 shares of Common Stock of the Company, currently representing approximately 40.0% of the outstanding shares of Common Stock; and controls the voting rights of an additional 196,342 shares, representing approximately 3.4% of the outstanding shares of Common Stock of the Company. The Shareholders Rights and Voting Agreement also gives Lufthansa Technik control over the voting rights of 129,786 options, which if exercised by the option holders would represent 2.2% of the then outstanding shares of Common Stock of the company.

         Upon the occurrence of the Closing of the Stock Purchase Agreement with Deephaven Private Placement Trading, Ltd., Lufthansa Technik became the owner of 300 shares of 8% Series C Convertible Preferred shares representing 100% of the issued and outstanding shares of this series. These shares of Convertible Preferred Stock are convertible into Common Stock of the Company on a variable conversion formula. As of September 29, 2000, conversion would yield 733,035 shares of Common Stock of the Company, which if converted would represent 11.1% of the outstanding shares of Common Stock of the Company, raising Lufthansa Technik's total percentage ownership to 46.7% of the outstanding shares of Common Stock of the Company.

         Upon shareholder approval of the warrants contained within the Loan, Lufthansa Technik shall become the owner of immediately exercisable warrants to purchase 2,500,000 shares of Common Stock of the Company. If these warrants were exercised at a time when Lufthansa Technik had not converted the 8% Series C Convertible Preferred shares, the shares issued on exercise would represent 29.9% of the then outstanding shares of Common Stock of the Company, raising Lufthansa Technik's total percentage ownership to 57.9% of the then outstanding shares of Common Stock of the Company. If these warrants were exercised at a time when Lufthansa Technik had previously converted the 8% Series C Convertible Preferred shares, the shares issued on exercise would represent 27.5% of the then outstanding shares of Common Stock of the Company, raising Lufthansa Technik's total percentage ownership to 61.4% of the then outstanding shares of Common Stock of the Company.

         (c) Except for the agreements and transactions described in Item 4, there have been no transactions in shares of the Company by Lufthansa Technik, or, to the best knowledge of Lufthansa Technik, the members of the Executive Board and Supervisory Board of Lufthansa Technik during the past 60 days.

         (d) To the best knowledge of Lufthansa Technik no other person has the right to receive or the power to direct the receipt of dividends from, the proceeds from the sale of, such securities.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth in Item 4, to the best knowledge of Lufthansa Technik, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 Stock Purchase Agreement dated September 20, 2000, between The Shareholders Listed and Lufthansa Technik AG.

         Exhibit 2 Shareholders Rights and Voting Agreement dated September 20, 2000 between Hawker Pacific Aerospace, The Shareholders Listed and Lufthansa Technik AG.

         Exhibit 3 Loan Agreement dated September 20, 2000 between Hawker Pacific Aerospace and Lufthansa Technik AG.

         Exhibit 4 Stock Purchase Agreement dated September 20, 2000 between Lufthansa Technik AG and Deephaven Placement Trading, Ltd.

         Exhibit 5 Voting and Indemnity Agreement dated September 20, 2000 between Hawker Pacific Aerospace and Lufthansa Technik AG.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     Lufthansa Technik AG

                                                     /s/ KNUT WISZNIEWSKI
                                                     --------------------------

                                                     by:  Knut Wiszniewski

                                                     its:  Director of Finance

         SCHEDULE I

                  Unless otherwise indicated, all persons are citizens of the Federal Republic of Germany

         Executive Board

------------------------------------------- ----------------------------------------- -----------------------------------------
                   Name                                     Address                             Principal Occupation
------------------------------------------- ----------------------------------------- -----------------------------------------
1. Wolfgang Mayhruber                       Lufhansa Technik                                 Chairman, Executive Board
                                            Wem beim Jager 193 D-22334
                                            Hamburg, Germany
------------------------------------------- ----------------------------------------- -----------------------------------------
2. Dr. Gerald Gallus                        Lufhansa Technik                                  Member, Executive Board
                                            Wem beim Jager 193 D-22334
                                            Hamburg, Germany
------------------------------------------- ----------------------------------------- -----------------------------------------
3. Wolfgang Warburg                         Lufhansa Technik                                  Member, Executive Board
                                            Wem beim Jager 193 D-22334
                                            Hamburg, Germany
------------------------------------------- ----------------------------------------- -----------------------------------------
4. August-Wilhelm Henningsen                Lufhansa Technik                                  Member, Executive Board
                                            Wem beim Jager 193 D-22334
                                            Hamburg, Germany
------------------------------------------- ----------------------------------------- -----------------------------------------


         Supervisory Board

------------------------------------------- ----------------------------------------- -----------------------------------------
1.  Dipl.-Ing. Dr.-Ing. E.h. Jurgen Weber   Vorsitzender des Vorstands                Chairman of the Executive Board of
                                            Deutsche Lufthansa                        Deutsche Lufthansa AG Chairman
                                            Aktiengesellschaft
                                            Flughafen, Lufthansa Basis
                                            60546 Frankfurt/Main, Germany
------------------------------------------- ----------------------------------------- -----------------------------------------
2.  Manfred Calsow                          HAM T/YX                                  Graduate in business management
                                            Postfach 63 03 00                         Employee Representative
                                            22332 Hamburg, Germany                    Vice-Chairman
------------------------------------------- ----------------------------------------- -----------------------------------------
3.  Fu Baoxin                               Air China Group                           Vice President Technic
                                            Capital International Airport             Air China Group
                                            P.O. Box 100621
                                            Beijing, P.R. China
------------------------------------------- ----------------------------------------- -----------------------------------------
4.  Dr. Karl-Ludwig Kley                    Vorstand Finanzen                         Member of the Executive Board and
                                            Deutsche Lufthansa                        Director of Finance
                                            Aktiengesellschaft                        of Deutsche Lufthansa AG
                                            Von-Gablenz Str. 2-6
                                            50679 Koln, Germany
------------------------------------------- ----------------------------------------- -----------------------------------------

------------------------------------------- ----------------------------------------- -----------------------------------------
5.  Eckhard Lieb                            HAM T/YX                                  Engine mechanic
                                            Flughafen, Lufthansa Basis                Employee Representative
                                            22332 Hamburg, Germany
------------------------------------------- ----------------------------------------- -----------------------------------------
6.  Hartmut Mehdorn                         Vorsitzender des Vorstands                Chairman of the Management Board
                                            Deutsche Bahn AG                          and CEO of Deutsche Bahn AG
                                            Stephensonstrasse 1
                                            60326 Frankfurt/Main, Germany
------------------------------------------- ----------------------------------------- -----------------------------------------
7.  Bernd Niklas                            HAM T/YX                                  Aircraft mechanic
                                            Postfach 63 03 00                         Employee Representative
                                            22332 Hamburg, Germany
------------------------------------------- ----------------------------------------- -----------------------------------------
8.  Dr. Tyll Necker                         Geschaftsfuhrer und                       Managing Director of
                                            Gesellshafter                             HAKO Holdings GmbH & Co
                                            HAKO Holding GmbH & Co.
                                            Hamburger Strasse 209-239
                                            23843 Bad Oldesloe, Germany
------------------------------------------- ----------------------------------------- -----------------------------------------
9.  Dr. Gert Vogt                           Villa Minerva                             Chairman Board of Management
                                            Dorfstrasse 1                             of Kreditanstalt
                                            CH-6442 Gersau, Germany                   fuer Wiederaufbau (ret.)
------------------------------------------- ----------------------------------------- -----------------------------------------
10.  Jan Kahmann                            Mitglied des geschaftsfurhenden           Managing Executive Board
                                            Hauptvorstands der                        of the Union of Public Services
                                            Gewerkschaft OTV                          and Transport Workers (OTV)
                                            OTV-Hauptverwaltug                        Employee Representative
                                            Theodor-Heuss-Str. 2
                                            70174 Stuttgart
------------------------------------------- ----------------------------------------- -----------------------------------------
11.  Wolfgang Weynell                       HAM WT 2                                  Department head
                                            Postfach 63 03 00                         Employee Representative
                                            22332 Hamburg, Germany
------------------------------------------- ----------------------------------------- -----------------------------------------
12.  Dr. Peer Witten                        Mitglied des Vorstands                    Member of the Executive Board
                                            Otto-Versand                              Otto Versand GmbH & Co
                                            Wandsbeker Strasse 3-7
                                            22172 Hamburg, Germany
------------------------------------------- ----------------------------------------- -----------------------------------------
13.  Karl-Ludwig Kley                       Vorstand Finanzen
                                            Deutsche Lufthansa
                                            Aktiengesellschaft
                                            Von-Gablenz-Str. 2-6
                                            50679 Koln, Germany
------------------------------------------- ----------------------------------------- -----------------------------------------
14.  Stefan Lauer                           Vorstand Personal
                                            Deutsche Lufthansa
                                            Aktiengesellschaft
                                            Flughafen, Lufthansa Basis
                                            60546 Frankfurt/Main, Germany
------------------------------------------- ----------------------------------------- -----------------------------------------
15.  Dr. h.c. Tyll Necker                   Geschaftsfuhrer und
                                            Gesellschafter
                                            HAKO Holding GmbH & Co.
                                            Hamburger Strasse 209-239
                                            23843 Bad Oldesloe, Germany
------------------------------------------- ----------------------------------------- -----------------------------------------
16.  Armin Huller                           FRA T/YK
                                            Flughafen, Lufthansa Basis
                                            60546 Frankfurt/Main, Germany
------------------------------------------- ----------------------------------------- -----------------------------------------
17.  Friedheim Becker                       FRA T/YX
                                            Flughafen, Lufthansa Basis
                                            60546 Frankfurt/Main
------------------------------------------- ----------------------------------------- -----------------------------------------